EXHIBIT 12. COMPUTATION OF RATIOS OF EARNINGS TO FIXED CHARGES

(In Thousands)
Years ended December 31	2011	2010	2009	2008	2007
Earnings:
Income before income taxes	(12,715)	58,383	(28,706)	(33,136)	159,334
Add: fixed charges	44,022	43,889	42,494	40,994	44,046
Total earnings	31,307	102,272	13,788	7,858	203,380
Fixed Charges:
Interest on policyholders' accounts	42,988	42,988	41,652	40,177	43,089
Portion of rent representative of interest factor	1,034	901	842	817	957
Total fixed charges	44,022	43,889	42,494	40,994	44,046
Preferred stock dividend requirement	—	—	—	—	—
Combined fixed charges and preferred stock dividend requirements	44,022	43,889	42,494	40,994	44,046
Ratio of earnings to fixed charges	0.71	2.33	0.32	0.19	4.62
Ratio of earnings to combined fixed charges and preferred stock dividend requirements	0.71	2.33	0.32	0.19	4.62